EXHIBIT 99.126
                                                                  --------------

[ADVANTAGE LOGO]

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                March 31, 2004    December 31, 2003
-----------------------------------------------------------------------------------------
                                                        (unaudited)   (restated - note 1)
Assets

Current assets
   Accounts receivable                                 $    32,470       $      34,181

Fixed assets
   Property and equipment                                  704,598             675,090
   Accumulated depletion & depreciation                   (175,270)           (155,155)
-----------------------------------------------------------------------------------------

                                                           529,328             519,935
Goodwill                                                    27,773              27,773
-----------------------------------------------------------------------------------------

                                                       $   589,571       $     581,889
=========================================================================================

Liabilities

Current liabilities
   Accounts payable and accrued liabilities            $    43,858       $      53,287
   Cash distributions payable to Unitholders                 8,778               8,445
   Hedging liability (note 4)                               11,057                   -
   Bank indebtedness                                       136,155             102,968
-----------------------------------------------------------------------------------------

                                                           199,848             164,700
=========================================================================================

Capital lease obligation                                     1,965               2,043
Asset retirement obligations (note 2)                       14,158              13,892
Future income taxes                                         70,224              77,999
-----------------------------------------------------------------------------------------

                                                           286,195             258,634
=========================================================================================

Unitholders' equity

Unitholders' capital (note 3i)                             308,830             302,496
Convertible debentures (note 3ii)                           95,218              99,984
Accumulated income                                          77,957              73,137
Accumulated cash distributions                            (178,629)           (152,362)

-----------------------------------------------------------------------------------------
                                                           303,376             323,255
-----------------------------------------------------------------------------------------

                                                       $   589,571       $     581,889
=========================================================================================

Advantage Energy Income Fund                                         Page 2 of 6

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                                                Three               Three
                                                                             months ended        months ended
(thousands of dollars) (unaudited)                                          March 31, 2004      March 31, 2003
----------------------------------------------------------------------------------------------------------------
                                                                                             (restated - note 1)
Revenue

   Petroleum and natural gas sales                                            $   53,836         $   42,079
   Royalties, net of Alberta Royalty Credit                                      (10,552)            (8,196)
----------------------------------------------------------------------------------------------------------------

                                                                                  43,284             33,883
Expenses

   Operating                                                                       8,320              5,514
   General and administrative                                                        846                825
   Management fee                                                                    525                425
   Non-cash performance incentive (note 5)                                         1,400              1,055
   Interest                                                                        1,278              1,595
   Unrealized hedging loss (note 4)                                               11,057                  -
   Depletion, depreciation and accretion                                          20,346             11,610
----------------------------------------------------------------------------------------------------------------

                                                                                  43,772             21,024
================================================================================================================

Income (loss) before taxes                                                          (488)            12,859

Future income tax recovery                                                        (7,775)            (3,102)
Income and capital taxes                                                             315                383
----------------------------------------------------------------------------------------------------------------

                                                                                  (7,460)            (2,719)
================================================================================================================

Net income                                                                         6,972             15,578

Accumulated income, beginning of period as previously reported                    72,022             36,581

Effect of change in accounting for asset retirement obligations (note 1)           1,115              1,255
----------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period as restated                               73,137             37,836

Interest on convertible debentures                                                (2,100)            (1,332)

Costs on issuance of convertible debentures                                          (52)                 -
----------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                                             $   77,957         $   52,082
================================================================================================================

Net income per Trust Unit
   Basic                                                                      $     0.13         $     0.50
   Diluted                                                                    $     0.13         $     0.48

Advantage Energy Income Fund                                         Page 3 of 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Three               Three
                                                                             months ended        months ended
(thousands of dollars) (unaudited)                                          March 31, 2004      March 31, 2003
----------------------------------------------------------------------------------------------------------------
                                                                                             (restated - note 1)
Operating Activities

Net income                                                                    $    6,972         $   15,578
Add (deduct) items not requiring cash:
   Non-cash performance incentive (note 5)                                         1,400              1,055
   Future income taxes                                                            (7,775)            (3,102)
   Unrealized hedging loss (note 4)                                               11,057                  -
   Depletion, depreciation and accretion                                          20,346             11,610
----------------------------------------------------------------------------------------------------------------

Funds from operations                                                             32,000             25,141
Expenditures on asset retirement (note 2)                                            (62)               (58)
Changes in non-cash working capital                                               (8,788)            (1,893)
----------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                                             23,150             23,190
================================================================================================================

Financing Activities

Units issued, net of costs (note 3)                                                  116                (74)
Increase in bank debt                                                             33,187              6,175
Interest on convertible debentures                                                (1,644)                 -
Reduction of capital lease obligation                                                (78)                 -
Cash distributions to Unitholders                                                (25,934)           (16,487)
----------------------------------------------------------------------------------------------------------------

Cash (used in) provided by financing activities                                    5,647            (10,386)
================================================================================================================

Investing Activities

Expenditures on property and equipment                                           (30,202)           (13,628)
Property dispositions                                                                791                  -
Changes in non-cash working capital                                                  614                824
----------------------------------------------------------------------------------------------------------------

Cash used in investing activities                                                (28,797)           (12,804)
================================================================================================================

Net increase in cash                                                                   -                  -

Cash, beginning of period                                                              -                  -
----------------------------------------------------------------------------------------------------------------

Cash, end of period                                                           $        -         $        -
================================================================================================================

Cash taxes paid                                                               $      316         $      202
Cash interest paid                                                            $    1,272         $    1,635

Advantage Energy Income Fund                                         Page 4 of 6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1.    CHANGE IN ACCOUNTING POLICIES

      (a) Petroleum and Natural Gas Properties and Related Equipment

      Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

      The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

      The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and March 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

      (b) Asset Retirement Obligations

      The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

      Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

      The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets                                                December 31, 2003   December 31, 2002
---------------------------------------------------------------------------------------------------
Asset retirement costs, included in property and equipment       $    7,137          $    3,856
Asset retirement obligations                                     $   13,892          $    7,351
Provision for future site restoration                            $   (8,451)         $   (5,396)
Future income taxes                                              $      581          $      646
Accumulated income                                               $    1,115          $    1,255

Advantage Energy Income Fund                                         Page 5 of 6

                                                                           Three months ended       Year ended
Statements of Income                                                         March 31, 2003     December 31, 2003
-----------------------------------------------------------------------------------------------------------------
Accretion expense                                                               $   129             $    515
Depletion and depreciation on asset retirement costs                            $   239             $    997
Amortization of estimated future removal and site restoration liability         $  (292)            $ (1,307)
Future taxes                                                                        (24)                 (65)
Net income (loss) impact                                                        $   (52)            $   (140)
Basic net income (loss) per Unit                                                $ (0.00)            $  (0.00)
Diluted net income (loss) per Unit                                              $ (0.00)            $  (0.00)

      (c) Hedging Relationships

      Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $11.1 million at March 31, 2004.

2.    ASSET RETIREMENT OBLIGATIONS

      The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $39.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

      A reconciliation of the asset retirement obligations is provided below:

                                                                       Three month period ended        Year ended
                                                                           March 31, 2004          December 31, 2003
--------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                   $  13,892               $  7,351
Accretion expense                                                                    231                    515
Liabilities incurred                                                                  97                  6,362
Liabilities settled                                                                  (62)                  (336)
--------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                         $  14,158               $ 13,892
====================================================================================================================

3.    UNITHOLDERS' EQUITY

      (i) Unitholders' Capital
      (a) Authorized
          (i) Unlimited number of voting Trust Units
      (b) Issued

                                                                            Number of Units              Amount
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                                  36,717,206               $  282,904
2003 non-cash performance incentive                                            1,099,104                   19,592
Issued on conversion of debentures                                               315,575                    4,766
Issued on exercise of options, net of costs                                       35,000                      168
Non-cash performance incentive estimated (see note 5)                                  -                    1,400
--------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004                                                     38,166,885               $  308,830
====================================================================================================================

Advantage Energy Income Fund                                         Page 6 of 6

      On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

      (c) Trust Units Rights Incentive Plan

                                       Number      Price
      ------------------------------------------------------
      Balance at December 31,  2003    140,000   $     7.87
      Exercised                        (35,000)           -
      Reduction of exercise price            -        (0.69)
      ------------------------------------------------------
      Balance at March 31, 2004        105,000   $     7.18
      ======================================================

      Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a March 31, 2004 unit price of $18.97, the decrease in the intrinsic value of the Trust Unit Rights during first quarter of 2004 is approximately $172,000.

      (ii) Convertible Debentures

                               10% debentures   9% debentures   8.25% debentures   Total debentures
---------------------------------------------------------------------------------------------------
Balance at December 31, 2003      $ 10,214         $ 30,000         $ 59,770           $ 99,984
Converted to Trust Units            (1,849)            (125)          (2,792)            (4,766)
---------------------------------------------------------------------------------------------------
Balance at March 31, 2004         $  8,365         $ 29,875         $ 56,978           $ 95,218
===================================================================================================

      The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the three months ended March 31, 2004 $4,766,000 debentures were converted resulting in the issuance of 315,575 Advantage Units.

 4.   FINANCIAL INSTRUMENTS

      As at March 31, 2004 the Fund has the following hedges in place:

      Volume                Effective Period                      Price
      --------------------------------------------------------------------
      Natural gas - AECO
      50,350 mcf/d          April 1, 2004 - December 31, 2004   $ 6.12/mcf
      10,450 mcf/d          January 1, 2005 - March 31, 2005    $ 6.30/mcf

      As at March 31, 2004 the settlement value of the hedges outstanding was approximately $11.1 million and has been charged to income as an unrealized hedging loss.

5.    NON-CASH PERFORMANCE INCENTIVE

      The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first three months performance as the actual amount is only calculated and paid on an annual basis.

      The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $18.03. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at March 31, 2004 based on the performance of the Trust in the first quarter the total fee payable would be $5.6 million. The Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to March 31, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.